P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

April 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Partners Portfolio (the “Registrant”)

(File No. 811-08272)

Dear Sir or Madam:

On behalf of the Registrant, we are filing today, via the EDGAR system, Amendment No. 21 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant Section 8(b) under the Investment Company Act of 1940, as amended, and is to be effective on May 1, 2013, for the purpose of making various updates, none of which renders the Amendment ineligible to become effective pursuant to Section 8(b). No fees are required in connection with this filing.

On behalf of the Registrant, it is hereby acknowledged that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

The action of the Commission or its staff in acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert to Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.

Robert S. Lamont, Jr.

Vice President and Senior Counsel

Transamerica Asset Management, Inc.